UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 31, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s (“Company”) registration statement on Form F-3 (Registration Statement No. 333-256442) filed with the Securities and Exchange Commission (“SEC”) on May 24, 2021 (and subsequently amended on July 7, 2021) and Form S-8 (Registration Statement No. 333-218498) filed with the SEC on June 5, 2017, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Convenience Translation

The financial statements, unaudited interim financial statements and proforma financial statements are stated in INR. However, solely for the convenience of the readers, the statement of profit or loss and other comprehensive loss for the year ended March 31, 2024, five months ended August 31, 2024 and the unaudited pro forma condensed combined financial statements, the statement of financial position as of March 31, 2024, five months ended August 31, 2024 and the unaudited pro forma condensed combined financial statements, the statement of cash flows for year ended March 31, 2024 and five months ended August 31, 2024, were converted into U.S. dollars at the exchange rate of 83.83 INR per USD, which is based on the noon buying rate as at August 31, 2024, in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

FINANCIAL STATEMENTS OF GLOBE ALL INDIA SERVICES PRIVATE LIMITED AND PRO FORMA UNAUDITED FINANCIAL STATEMENTS OF THE COMBINED COMPANY

As previously announced, the Company, through its subsidiary, Yatra Online Limited, acquired all of the issued and paid-up equity share capital of Globe All India Services Private Limited (“GAISL”).

In compliance with Rule 3-05 of Regulation S-X, the audited balance sheets of GAISL as of March 31, 2024 and 2023 and the related statements of operations, statement of changes in equity and cash flows for the fiscal years then ended, and the related notes, the unaudited interim condensed statement of financial position of GAISL as at August 31, 2024 and March 31, 2024 and the related statements of profit or loss, changes in equity and cash flows for the 5 months ended August 31, 2024 and 2023, and the unaudited pro forma condensed combined financial statements and notes of the Company as of and for the fiscal year ended March 31, 2024 are attached as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit no.	Description
23.1	Consent of Independent Auditor
99.1	Audited financial statements of Globe All India Services Limited for the fiscal years ended March 31, 2024 and 2023
99.2	Unaudited financial statements of Globe All India Services Limited for the 5 months ended August 31, 2024 and 2023
99.3	Unaudited pro forma condensed combined financial information of the Company as of and for the year ended March 31, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 31, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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